UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-04801

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BARNES GROUP INC. RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Barnes Group Inc.

123 Main Street

P.O. Box 489

Bristol, Connecticut 06011-0489

Barnes Group Inc. Retirement Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 30, 2007 and 2006

Report of Independent Registered Public Accounting Firm

The Benefits Committee

Barnes Group Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Barnes Group Inc. Retirement Savings Plan (the Plan) as of December 30, 2007 and 2006 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Fiondella, Milone & LaSaracina LLP

Fiondella, Milone & LaSaracina LLP
Glastonbury, Connecticut
June 20, 2008

Barnes Group Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 30,
	2007	2006
Assets
Cash and cash equivalents	$4,355,798	$4,763,686

Investments at fair value:
Mutual funds	113,967,834	101,244,646
Managed income portfolio funds	48,047,521	41,677,610
Barnes Group Inc. stock	144,932,714	100,335,991
Participant loans	5,727,876	5,361,397

Total investments at fair value	312,675,945	248,619,644

Receivables:
Employer contributions	3,401,821	2,231,930
Participant contributions	153,370	53,000
Accrued income	26,993	—
Securities sold	—	614,430

Total receivables	3,582,184	2,899,360

Total assets	320,613,927	256,282,690

Liabilities
Accrued expenses	12,780	12,779

Total liabilities	12,780	12,779

Net assets reflecting all investments at fair value	320,601,147	256,269,911
Adjustments from fair value to contract value for fully benefit-responsive investment contract	478,852	418,889

Net assets available for benefits	$321,079,999	$256,688,800

See accompanying notes.

Barnes Group Inc. Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended December 30,
	2007	2006
Additions:
Investment income:
Interest and dividend income	$2,717,672	$2,581,102
Net appreciation in fair value of investments	66,791,375	38,295,492

Total investment income	69,509,047	40,876,594

Contributions:
Employer match	4,300,425	4,005,143
Participant and rollovers	13,565,815	12,719,296
Profit sharing	3,382,507	2,228,573

Total contributions	21,248,747	18,953,012

Other income:
Interest on participant loans	381,833	319,490

Total additions to net assets	91,139,627	60,149,096

Deductions:
Benefit payments	26,575,705	21,534,255
Administrative fees	172,723	112,160

Total deductions	26,748,428	21,646,415

Net increase	64,391,199	38,502,681

Net assets available for benefits
Beginning of period	256,688,800	218,186,119

End of period	$321,079,999	$256,688,800

See accompanying notes.

Barnes Group Inc. Retirement Savings Plan

Notes to Financial Statements

Years ended December 30, 2007 and 2006

1. Description of Plan

The following description of the Barnes Group Inc. (Company) Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description on the Plan’s provisions.

General

The Plan is a defined contribution plan. Full-time salaried and non-union hourly United States employees of the Company are eligible to participate in the Plan. Members of collective bargaining units are not eligible to participate. Eligible employees may participate in the Plan on the first day of the month that follows or is coincident with their date of hire. Effective November 1, 2005, the Plan was amended to include automatic enrollment for all newly eligible employees sixty days following their date of hire.

Effective May 30, 2003, the Barnes Group Inc. Profit Sharing Plan and the Spectrum Plastic Molding Resources, Inc. 401(k) Profit Sharing Plan were merged into the Plan, with the Barnes Group Inc. Profit Sharing Plan retaining certain separate plan features. Also, effective December 1, 2003 the Kar Products, LLC Savings and Investment Plan was merged into the Plan.

The Plan was amended and restated effective December 31, 2006.

Contributions

Subject to certain restrictions which may be applied to highly compensated employees, participants must elect to make contributions to the Plan through payroll deductions of between 1% and 75% (in whole percentages) of their Plan compensation. In accordance with the Internal Revenue Code, participant pretax contributions cannot exceed $15,500 and $15,000 in 2007 and 2006, respectively, with the exception of certain allowable catch-up contributions for participants over the age of 49. Such contributions may be made on a pre-tax or after-tax basis. After-tax contributions are not subject to matching Company contributions and the combined pre and after tax deduction cannot exceed 75% of Plan compensation (the after-tax portion of which cannot exceed 10% of Plan compensation). A participant may also elect to increase or reduce the amount of contributions at anytime.

Barnes Group Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions (continued)

All Profit Sharing contributions are made by Barnes Group Inc. For all participating divisions, (as long as profit thresholds are achieved) a minimum contribution is equal to 3 1/2% of each eligible employee’s paid compensation which includes base wages, overtime, shift differential and commissions.

The following are contribution rates for certain new locations:

	Minimum	Maximum
2006	1.5%	3%
2007	2.5%	5%
2008 and thereafter	3.5%	Discretionary

The Company match is equal in value to 50% of the participants’ pre-tax contribution up to 6% of their Plan compensation. The matching Company contribution is invested directly in Barnes Group Inc. common stock and is restricted from diversification until the participant becomes 100% vested.

Benefits

Upon a participant’s separation from service due to death, disability or retirement, benefits may be distributed to them in a single lump sum amount equal to the vested value of their account. Active participants may also withdraw funds from their accounts under certain hardship conditions. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, not including the profit sharing portion. Loans are considered investments of the Plan, and loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans fund. Personal loan terms can be up to five years. The loans are collateralized by the balance in the participant’s account and bear a reasonable rate of interest as established by the Benefits Committee in a nondiscriminatory manner.

Barnes Group Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Vesting

A participant is 100% vested in company match after two completed years of service with the Company. Participants are always 100% vested with respect to their own contributions plus actual earnings thereon. In addition, Company contributions become 100% vested upon death, permanent disability or when the participant reaches age 55.

Profit sharing vesting is as follows:

(1) For Employees of Participating Divisions other than Bowman U.S.:

Period of Service	Vested and Nonforfeitable Percentage
Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 or more years	100%

(2) For Employees of Bowman U.S.:

Period of Service	Vested and Nonforfeitable Percentage
Less than 5 years	0%
5 or more years	100%

Trustee

Fidelity Management Trust Company is the Trustee for all Plan assets. The Benefits Committee, appointed by the Board of Directors of the Company, is responsible for the general administration of the Plan.

Barnes Group Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Plan Termination

The Company presently intends to continue the Plan indefinitely; however, the Company’s Board of Directors may terminate the Plan at any time. Upon termination of the Plan, all participants become fully vested in all Company contributions and earnings credited to their accounts as of the date of such termination.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial records of the Plan are maintained on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in money market funds, mutual funds and a common trust. Investments in money market funds, mutual funds and common trusts are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation

Significant policies related to investments are summarized below:

The fair value of investments in the Company’s common stock is based upon published quotations.

Barnes Group Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation (continued)

The fair value of investments in common trust funds and interest in registered investments are determined by the custodian of those funds on the basis of the fair values of the underlying net assets.

Net appreciation (depreciation) in fair value of investments represents increases or decreases in value resulting from realized and unrealized gains and losses.

The Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

Income of each fund is reinvested in that fund, except certain dividends of Barnes Group Inc. stock may be paid to participants.

Adopted Accounting Standard

The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, American Institute of Certified Public Accountants Audit and Accounting Guide, Investment Companies, and Statements of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires that the statement of net assets available for benefits presents synthetic guaranteed investment contracts (GICs) at fair value and reflects the adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The FSP was retroactively adopted.

Barnes Group Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments

The Plan has investments in Barnes Group Inc. common stock and in Fidelity Funds.

The following investments represent 5% or more of the Plan’s net assets:

	December 30,
	2007	2006
Barnes Group Inc. Common Stock	$144,932,714	$100,335,991
Fidelity Managed Income Portfolio Fund	34,868,524	41,677,610
Fidelity Dividend Growth Fund	23,021,295	23,860,807
Fidelity Freedom 2020 Fund	19,172,364	17,399,582
Fidelity Diversified International Fund	19,958,364	16,181,506

Participation in any investment fund other than Barnes Group Inc. Common Stock after April 1, 2001 will generate investment return to the participant net of investment fees. The Company pays all fees associated with investments in Barnes Group Stock. Before April 1, 2001 the Company paid all expenses of administering the Plan. Effective January 1, 2002, administrative and management fees of the Plan, except for those associated with investments in Barnes Group Inc. Common Stock, are paid from Plan assets.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	December 30,
	2007	2006
Barnes Group Inc. Common Stock	$57,361,951	$24,584,229
Commingled pooled funds	9,429,424	13,711,263

	$66,791,375	$38,295,492

4. Stable Value Investment Contract

The Plan maintains fully benefit-responsive investment contracts with Fidelity Investments. The contract is included in the statements of net assets available for benefits at fair value. The adjustment from fair value to contract value for the investment contract is based on the contract value as reported to the plan by Fidelity. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Barnes Group Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

4. Stable Value Investment Contract (continued)

The fair value of the investment contracts at December 30, 2007 and 2006 was $48,047,521 and $41,677,610, respectively. The average yield and crediting rates were 4.40% and 4.27% for 2007 and 2006, respectively.

5. Participant Loans

Participants may elect to take loans from their accumulated vested account balances in the Plan subject to certain limitations. The loans are withdrawn from the participant’s fund balance(s) based upon the percentages in which they were invested and in a sequence as prescribed by the Plan. Interest is charged on the loans at a rate determined quarterly at prime as published in the Wall Street Journal plus one half of one percent (interest rates ranged from 7.25% to 8.75% during 2006 and 2007). Interest charges commence sixty days subsequent to the initial loan date.

Loan repayments are made in equal periodic installments for a period not to exceed five years and are invested on the participant’s behalf in the investment funds per the participant’s investment elections. At December 2007 and 2006 there were 618 and 718, respectively, loan fund participants with loans outstanding.

6. Benefit Payments and Forfeitures

During 2007 and 2006, benefit payments amounted to $26,575,705 and $21,534,255, respectively. If a participant terminates his employment with the Company, the portion of Company contributions not vested is forfeited. Such forfeitures, which amounted to $545,800 and $136,300 in 2007 and 2006, respectively, are used to reduce Company contributions. Profit sharing forfeitures are reallocated as Company contributions.

Barnes Group Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

7. Federal Income Taxes:

The U.S. Treasury Department has determined, most recently as of May 28, 2002, that the Plan as originally adopted and amended through January 1, 2002 is a qualified plan under the applicable provisions of the Internal Revenue Code and as such is exempt from federal income taxes. The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Employees are not taxed currently on Company contributions to the Plan, contributions made under the salary deferral provisions of the Plan, or on income earned by the Plan. Internal Revenue Service and applicable State regulations in effect in the year participant distributions are made determine the tax status of such distributions.

8. Company Stock Transactions

In 2007, the Plan purchased on the open market 1,023,600 shares of Barnes Group Inc. common stock at a cost of $27,568,209. The Plan also sold on the open market 1,606,000 shares at a market value of $45,617,103. The Plan received 269,872 shares as matching contributions from the Company.

In 2006, the Plan purchased on the open market 1,430,800 shares of Barnes Group Inc. common stock at a cost of $46,963,327. The Plan also sold on the open market 2,086,350 shares at a market value of $61,610,065. The Plan received 270,036 shares as matching contributions from the Company. In April 2006, the Company declared a two-for-one stock split in the form of a 100 percent stock dividend. The Plan received 2,477,376 shares on June 9, 2006.

The Plan owned 4,232,848 shares of Barnes Group Inc. common stock or approximately 7.8% of the outstanding common shares of the Company at December 30, 2007. The Plan owned 4,613,149 shares of Barnes Group Inc. common stock or approximately 8.8% of the outstanding common shares of the Company at December 30, 2006.

Barnes Group Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 30, 2007:

Net assets available for benefits per the financial statements	$321,079,999
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(478,852)

Net assets available for benefits per the Form 5500	$320,601,147

For the year ended December 30, 2007, the following is a reconciliation of net investment income per the financial statements to the Form 5500:

Total net income per the financial statements	$64,391,199
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(478,852)

Total net income per the Form 5500	$63,912,347

Supplemental Schedule

Barnes Group Inc. Retirement Savings Plan

EIN #06-0247840 Plan# 012

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 30, 2007

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost	Number of Units/Shares	(e) Current Value
*	Fidelity Management Trust Company	Fidelity Equity - Income Fund	$9,156,533	174,310.548	$9,663,721
*	Fidelity Management Trust Company	Spartan U.S. Equity Index Fund	3,058,976	62,993.990	3,292,014
*	Fidelity Management Trust Company	Fidelity Blue Chip Growth Fund	9,975,031	245,459.495	10,908,220
*	Fidelity Management Trust Company	Fidelity Dividend Growth Fund	20,580,020	779,062.441	23,021,295
*	Fidelity Management Trust Company	Fidelity Small Cap Independence Fund	11,626,524	595,098.698	11,913,876
*	Fidelity Management Trust Company	Fidelity Diversified International Fund	16,297,472	497,714.838	19,958,364
*	Fidelity Management Trust Company	Fidelity Freedom Income Fund	2,832,699	245,169.948	2,807,196
*	Fidelity Management Trust Company	Fidelity Freedom 2010 Fund	4,807,879	340,492.938	5,056,320
*	Fidelity Management Trust Company	Fidelity Freedom 2020 Fund	16,347,369	1,208,850.191	19,172,364
*	Fidelity Management Trust Company	Fidelity Freedom 2030 Fund	2,878,721	181,848.406	3,018,684
*	Fidelity Management Trust Company	Fidelity Freedom 2040 Fund	1,587,840	172,454.100	1,686,621
*	Fidelity Management Trust Company	Fidelity Freedom 2050 Fund	71,594	6,048.226	69,494
*	Fidelity Management Trust Company	Fidelity Managed Income Portfolio Fund	35,247,458	35,247,457.790	34,868,524
*	Fidelity Management Trust Company	Munder Mid Cap Core GR Y	2,773,243	91,948.955	2,816,396
*	Fidelity Management Trust Company	Fidelity Managed Income Portfolio II	13,278,915	13,278,915.020	13,178,997
*	Fidelity Management Trust Company	Spartan Extended Market Index	626,816	15,157.705	583,269

					162,015,355
*	Barnes Group Inc.	Common Stock	75,468,481	4,232,848.000	144,932,714

					306,948,069
	Loan Fund
*	Participant Loans	4.0% - 10.5%	—		5,727,876

					$312,675,945

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of the Board of Directors of Barnes Group Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Barnes Group Inc.
Retirement Savings Plan
(Registrant)

Date: June 27, 2008	By:	/s/ Lawrence W. O’Brien
Lawrence W. O’Brien
Member of the Benefits Committee of Barnes Group Inc.